Dreyfus
Appreciation Fund, Inc.

ANNUAL REPORT December 31, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Appreciation Fund, Inc., covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Appreciation Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the fund produced a total return of 16.26%.[1] In comparison, the total return of the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was 15.78% for the same period.[2]

After producing relatively lackluster returns during the first half of 2006, stocks rallied over the second half of the year, with particularly strong results from the kinds of large, multinational corporations in which the fund primarily invests. Consequently, the fund produced a higher return than its benchmark. The fund achieved especially attractive results in the energy sector, which has been an area of relatively heavy emphasis for some time.

What is the fund's investment approach?

The fund invests primarily in large, well-established multinational companies that we believe are solidly positioned to weather difficult economic climates and thrive in more favorable environments. We focus on purchasing blue-chip stocks at a price we consider to be justified by the company's fundamentals. The result is a portfolio of stocks in prominent companies selected for their sustained patterns of profitability, strong balance sheets, expanding global presence and above-average growth potential.

At the same time, we manage the fund in a manner particularly well-suited to long-term investors. Generally, we buy and sell relatively few stocks during the course of the year, helping to minimize investors' tax liabilities and reduce trading costs.[3]

What other factors influenced the fund's performance?

The U.S. stock market generally saw two very different investment environments in 2006. The first six months of the year saw robust economic growth, intensifying inflation concerns and rising interest rates. Against this backdrop, stocks encountered heightened volatility as investors first worried that a relatively accommodative monetary policy might rekindle inflationary pressures, and then grew concerned that an overly aggressive Federal Reserve Board (the "Fed") could trigger an economic recession.

These concerns began to subside over the second half of the year as housing markets cooled, labor gains moderated and energy prices fell. The Fed lent credence to a more benign inflation outlook when it refrained from raising interest rates over the final six months of the year, its first pause in more than two years. Easing inflation worries, expectations of an economic "soft landing" and strong corporate earnings helped fuel a sustained market rally. The second half of the year also marked a fundamental change in market leadership. Investors grew more risk-averse as the economy slowed, and they began to favor corporate giants over the small-cap companies that previously had led the market.

Relatively heavy exposure to energy companies and a successful security selection strategy within the energy sector helped drive the fund's strong relative performance. Energy stocks generally gained value when crude oil and natural gas prices climbed to record highs during the summer. The fund's holdings of major integrated oil companies continued to produce robust earnings even when commodity prices retreated in the fall, mainly because their diversified operations provided a degree of protection from fluctuating oil and gas prices. As a result, industry leader Exxon Mobil ranked as the fund's top performer for 2006.

The fund also achieved relatively attractive results in the health care area, where stocks of large pharmaceutical companies rebounded from earlier weakness. U.S. drug developers' product-development and regulatory problems began to ease, enabling their stocks to recover from relatively low valuations. Finally, a number of the fund's consumer discretionary holdings fared well. Publisher The McGraw-Hill Companies benefited from ongoing strength in its textbook and financial divisions, while media conglomerate News Corp. gained value after its acquisition of the popular "MySpace" Internet site.

What is the fund's current strategy?

We have continued to invest in leading corporations and hold them for the long term. Nonetheless, we eliminated the fund's positions in a number of companies during the reporting period — including Colgate Palmolive, Time Warner, Freddie Mac, Marsh McLennan and Eli Lilly — due to company-specific issues. We added two new positions: energy and construction services company Halliburton and lodging chain Hilton Hotels. We believe that the fund is well positioned to benefit from a slower-growth environment in 2007, which we expect to favor well-established companies that have demonstrated their ability to produce consistent earnings under a variety of economic conditions.

January 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *Achieving tax efficiency is not a part of the fund's investment objective, and there can be no guarantee that the fund will achieve any particular level of taxable distributions in future years. In periods when the manager has to sell significant amounts of securities (e.g., during periods of significant net redemptions or changes in index components) funds can be expected to be less tax efficient than during periods of more stable market conditions and asset flows.*

FUND PERFORMANCE



	Dreyfus Appreciation Fund, Inc. ———
	Standard & Poor's 500 Composite Stock Price Index† ··········

Comparison of change in value of $10,000 investment in Dreyfus Appreciation Fund, Inc. and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Fund	**16.26%**	**4.98%**	**7.86%**

†   *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Appreciation Fund, Inc. on 12/31/96 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Appreciation Fund, Inc. from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 5.05
Ending value (after expenses)	$1,133.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 4.79
Ending value (after expenses)	$1,020.47

† Expenses are equal to the fund's annualized expense ratio of .94%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

December 31, 2006

Common Stocks–100.3%	Shares	Value ($)
Banks–5.1%		
Bank of America	1,800,000	96,102,000
HSBC Holdings, ADR	800,000 [a]	73,320,000
SunTrust Banks	625,000	52,781,250
		222,203,250
Capital Goods–6.4%		
Emerson Electric	1,760,000	77,598,400
General Electric	5,400,000	200,934,000
		278,532,400
Consumer Durables & Apparel–1.3%		
Christian Dior	550,000 [a]	**58,606,735**
Consumer Services–1.8%		
Hilton Hotels	800,000 [a]	27,920,000
McDonald's	1,175,000	52,087,750
		80,007,750
Diversified Financials–11.5%		
American Express	1,450,000	87,971,500
Ameriprise Financial	550,000	29,975,000
Citigroup	3,530,333	196,639,548
JPMorgan Chase & Co.	1,925,000	92,977,500
Merrill Lynch & Co.	1,050,000 [a]	97,755,000
		505,318,548
Energy–21.3%		
BP, ADR	1,504,000	100,918,400
Chevron	2,600,000	191,178,000
ConocoPhillips	1,950,000	140,302,500
Exxon Mobil	3,969,598 [a]	304,190,295
Halliburton	450,000	13,972,500
Occidental Petroleum	1,000,000	48,830,000
Royal Dutch Shell, Cl. A, ADR	700,000	49,553,000
Total, ADR	1,150,000 [a]	82,708,000
		931,652,695
Food & Staples Retailing–5.6%		
SYSCO	750,000 [a]	27,570,000
Wal-Mart Stores	1,458,000	67,330,440
Walgreen	2,850,000 [a]	130,786,500
Whole Foods Market	450,000 [a]	21,118,500
		246,805,440

Common Stocks (continued)	Shares	Value ($)
Food, Beverage & Tobacco−16.5%		
Altria Group	3,515,000	301,657,300
Anheuser-Busch Cos.	990,000	48,708,000
Coca-Cola	2,790,000	134,617,500
Nestle, ADR	1,250,000	111,012,500
PepsiCo	2,050,000	128,227,500
		724,222,800
Health Care Services−.9%		
UnitedHealth Group	750,000	**40,297,500**
Household & Personal Products−4.6%		
Estee Lauder Cos., Cl. A	790,000	32,247,800
Procter & Gamble	2,600,000	167,102,000
		199,349,800
Insurance−2.2%		
American International Group	750,000	53,745,000
Berkshire Hathaway, Cl. A	400 [b]	43,996,000
		97,741,000
Materials−.9%		
Praxair	625,000	**37,081,250**
Media−6.2%		
CBS, Cl. B	125,000	3,897,500
McGraw-Hill Cos.	2,150,000	146,243,000
News, Cl. A	5,156,708	110,766,088
News, Cl. B	240,000 [a]	5,342,400
Viacom, Cl. B	140,000 [b]	5,744,200
		271,993,188
Pharmaceuticals & Biotechnology−7.9%		
Abbott Laboratories	1,300,000 [a]	63,323,000
Johnson & Johnson	1,900,000	125,438,000
Merck & Co.	480,000	20,928,000
Pfizer	3,125,000	80,937,500
Roche Holding, ADR	600,000	53,778,000
		344,404,500
Retailing−2.3%		
Home Depot	1,200,000	48,192,000
Target	950,000	54,197,500
		102,389,500

Common Stocks (continued)	Shares	Value ($)
Semiconductors & Equipment–2.4%		
Intel	5,150,000	**104,287,500**
Software & Services–2.4%		
Automatic Data Processing	700,000 ᵃ	34,475,000
Microsoft	2,400,000 ᵃ	71,664,000
		106,139,000
Transportation–1.0%		
United Parcel Service, Cl. B	600,000	**44,988,000**
Total Common Stocks		
(cost $2,678,486,779)		**4,396,020,856**
Investment of Cash Collateral for Securities Loaned–2.8%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $120,182,760)	120,182,760 ᶜ	**120,182,760**
Total Investments (cost $2,798,669,539)	**103.1%**	**4,516,203,616**
Liabilities, Less Cash and Receivables	**(3.1%)**	**(134,005,368)**
Net Assets	**100.0%**	**4,382,198,248**

ADR—American Depository Receipts

ᵃ *All or a portion of these securities are on loan. At December 31, 2006, the total market value of the fund's securities on loan is $123,481,893 and the total market value of the collateral held by the fund is $127,412,960, consisting of cash collateral of $120,182,760 and U.S. Government and agency securities valued at $7,230,200.*

ᵇ *Non-income producing security.*

ᶜ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Energy	21.3	Food & Staples Retailing	5.6
Food, Beverage & Tobacco	16.5	Banks	5.1
Diversified Financials	11.5	Household & Personal Products	4.6
Pharmaceuticals & Biotechnology	7.9	Other	18.0
Capital Goods	6.4		
Media	6.2		**103.1**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments of Investments (including securities on loan, valued at $123,481,893)–Note 1(c):		
Unaffiliated issuers	2,678,486,779	4,396,020,856
Affiliated issuers	120,182,760	120,182,760
Cash		1,213,493
Receivable for investment securities sold		17,095,162
Dividends and Interest receivable		6,960,740
Receivable for shares of Common Stock subscribed		2,206,840
Prepaid expenses		170,034
		4,543,849,885
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		2,284,609
Due to Fayez Sarofim & Co.		1,012,810
Liability for securities on loan–Note 1(c)		120,182,760
Bank note payable–Note 2		19,440,000
Payable for shares of Common Stock redeemed		17,769,674
Interest payable–Note 2		20,982
Accrued expenses		940,802
		161,651,637
Net Assets ($)		**4,382,198,248**
Composition of Net Assets ($):		
Paid-in capital		2,663,622,146
Accumulated undistributed investment income–net		2,255,218
Accumulated net realized gain (loss) on investments		(1,213,193)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		1,717,534,077
Net Assets ($)		**4,382,198,248**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		100,086,265
Net Asset Value, offering and redemption price per share ($)		**43.78**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended December 31, 2006

Investment Income ($):	
Income:	
Cash dividends (net of $1,222,868 foreign taxes withheld at source):	
Unaffiliated issuers	99,827,440
Affiliated issuers	929,368
Interest	178,371
Income from securities lending	454,509
Total Income	**101,389,688**
Expenses:	
Investment adviory fee–Note 3(a)	11,784,974
Sub-Investment adviory fee–Note 3(a)	11,439,974
Shareholder servicing costs–Note 3(b)	15,533,097
Prospectus and shareholders' reports	315,719
Interest expense–Note 2	228,634
Custodian fees–Note 3(b)	193,291
Registration fees	117,647
Directors' fees and expenses–Note 3(c)	112,427
Professional fees	90,302
Loan commitment fees–Note 2	24,441
Miscellaneous	125,431
Total Expenses	**39,965,937**
Investment Income–Net	**61,423,751**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	167,064,768
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	412,416,396
Net Realized and Unrealized Gain (Loss) on Investments	**579,481,164**
Net Increase in Net Assets Resulting from Operations	**640,904,915**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income−net	61,423,751	60,553,268
Net realized gain (loss) on investments	167,064,768	52,758,817
Net unrealized appreciation (depreciation) on investments	412,416,396	64,800,783
Net Increase (Decrease) in Net Assets Resulting from Operations	**640,904,915**	**178,112,868**
Dividends to Shareholders from ($):		
Investment income−net	(59,804,759)	(60,699,561)
Net realized gain on investments	(172,821,722)	−
Total Dividends	**(232,626,481)**	**(60,699,561)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	929,293623	1,164,817,046
Dividends reinvested	205,352,133	54,850,697
Cost of shares redeemed	(1,623,177,782)	(1,294,791,878)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(488,532,026)**	**(75,124,135)**
Total Increase (Decrease) in Net Assets	**(80,253,592)**	**42,289,172**
Net Assets ($):		
Beginning of Period	4,462,451,840	4,420,162,668
End of Period	**4,382,198,248**	**4,462,451,840**
Undistributed investment income−net	2,255,218	710,161
Capital Share Transactions (Shares):		
Shares sold	22,234,797	29,540,431
Shares issued for dividends reinvested	4,702,886	1,371,602
Shares redeemed	(39,124,827)	(32,897,466)
Net Increase (Decrease) in Shares Outstanding	**(12,187,144)**	**(1,985,433)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	39.75	38.69	37.14	31.20	38.02
Investment Operations:					
Investment income−net[a]	.61	.53	.52	.42	.31
Net realized and unrealized gain (loss) on investments	5.83	1.07	1.55	5.93	(6.81)
Total from Investment Operations	6.44	1.60	2.07	6.35	(6.50)
Distributions:					
Dividends from investment income−net	(.62)	(.54)	(.52)	(.41)	(.30)
Dividends from net realized gain on investments	(1.79)	–	–	–	(.02)
Total Distributions	(2.41)	(.54)	(.52)	(.41)	(.32)
Net asset value, end of period	43.78	39.75	38.69	37.14	31.20
Total Return (%)	16.26	4.14	5.57	20.39	(17.14)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.95	.92	.95	.96	.97
Ratio of net expenses to average net assets	.95	.92	.95	.96	.97
Ratio of net investment income to average net assets	1.45	1.35	1.40	1.28	.90
Portfolio Turnover Rate	1.00	6.81	8.23	4.73	1.77
Net Assets, end of period ($ x 1,000)	4,382,198	4,462,452	4,420,163	3,982,040	3,128,482

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Appreciation Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim") serves as the fund's sub-investment adviser. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $2,255,218 and unrealized appreciation $1,717,534,077. In addition, the fund had $1,213,193 of capital losses realized after October 31, 2006, which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005, were as follows: ordinary income $60,779,172 and $60,699,561 and long-term capital gains $171,847,309 and $0, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency transactions and reclass of dividend, the fund decreased accumulated undistributed investment income-net by $73,935 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions.

In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended December 31, 2006 was approximately $4,293,000 with a related weighted average annualized interest rate of 5.33%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Fees payable by the fund pursuant to the provisions of an Investment Advisory Agreement with Dreyfus and a Sub-Investment Advisory Agreement with Sarofim are payable monthly, computed on the average daily value of the fund's net assets at the following annual rates:

Average Net Assets	Dreyfus	Sarofim
0 up to $25 million	.44%	.11%
$25 million up to $75 million	.37%	.18%
$75 million up to $200 million	.33%	.22%
$200 million up to $300 million	.29%	.26%
In excess of $300 million	.275%	.275%

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2006, the fund was charged $10,556,794 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2006, the fund was charged $1,642,590 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended December 31, 2006, the fund was charged $193,291 pursuant to the custody agreement.

During the period ended December 31, 2006, the fund was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,042,111, shareholder services plan fees $934,055, custodian fees $53,066, chief compliance officer fees $2,044 and transfer agency per account fees $253,333.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $42,034,757 and $624,415,347, respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $2,798,669,539; accordingly, accumulated net unrealized appreciation on investments was $1,717,534,077, consisting of $1,732,867,744 gross unrealized appreciation and $15,333,667 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Appreciation Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Appreciation Fund, Inc., including the statement of investments, as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Appreciation Fund, Inc. at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 15, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.0440 per share as a long-term capital gain distribution of the $.0510 per share paid on March 30, 2006, and also designates $1.7389 per share as a long-term capital gain distribution and $.0100 per share as a short-term capital gain distribution of the $2.3630 per share paid on December 21, 2006. The fund also hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying for the corporate dividends received deduction. For the fiscal year ended December 31, 2006, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $60,779,172 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
David W. Burke †	61,726,495	1,158,016
Joseph S. DiMartino †	61,752,397	1,132,115
Diane Dunst †	61,724,773	1,159,738
Jay I. Meltzer †	61,685,874	1,198,637
Daniel Rose †	61,694,858	1,189,653
Warren B. Rudman †	61,685,961	1,198,550
Sander Vanocur †	61,668,078	1,216,434

† *Each new Board member's term commenced on January 1, 2007.*
In addition Joseph S. DiMartino, Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.

At a meeting of the fund's Board of Directors held on August 2, 2006, the Board considered the re-approval (through September 5, 2007) of the fund's Investment Advisory Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services, and the fund's Sub-Investment Advisory Agreement (the "Sub-Investment Advisory Agreement") with Fayez Sarofim & Co. ("Sarofim & Co."), pursuant to which Sarofim & Co. provides day-to-day management of the fund's investments subject to the Manager's oversight. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and Sarofim & Co.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement, and by Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members considered Sarofim & Co.'s research and portfolio management capabilities. The Board members also considered that the Manager provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over Sarofim & Co.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, no-load large-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional large-cap core funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board noted that they had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund achieved a range of 2nd, 3rd, 4th and 5th quintile rankings (the first quintile being the highest performance) among its Performance Group and Performance Universe on a total return performance basis for the 1-, 2-, 3-, 4-, 5- and 10-year time periods ended June30, 2006. The Board members discussed with representatives of the Manager and Sarofim & Co. the investment strategy employed in the management of the fund's assets and how that strategy affected the fund's relative performance, particularly during periods when the fund had 4th or 5th quintile rankings. A representative of the Manager noted that high quality, mega-cap stocks had been out of favor for a long period of time but recently appear to have come back into favor. The Board members noted that Sarofim & Co. is an experienced manager with a long-term "buy-and-hold" investment approach to investing in high quality companies that are predominantly "mega-cap" companies. Sarofim & Co.'s considerable reputation, based on following this investment approach, was noted. Dreyfus also provided the Board with the fund's total return performance and the quartile, percentile and rank (as provided by Lipper) of the fund's total return within its

Lipper category (as provided by Lipper) for the three-month and year-to-date periods ended June 30, 2006. The Board noted that the fund's total return performance was in Lipper's first quartile (the first quartile being the highest performance) during those periods.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe") each selected and provided by Lipper. The Board noted that the fund's management fee was lower than the Expense Group and Expense Universe medians. The Board noted that the fund's total expense ratio was higher than the Expense Group median and lower than the Expense Universe median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager, Sarofim & Co. or their respective affiliates with similar investment objectives, policies and strategies as the fund (collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's and Sarofim & Co.'s perspective, as applicable, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager or Sarofim & Co. and discussed the relationship of the fees paid in light of the Manager's or Sarofim & Co.'s performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager and Sarofim & Co. to evaluate the appropriateness and reasonableness of the fund's management fee and sub-investment advisory fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit and the dollar amount of expenses allocated and profit received by Sarofim & Co. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and Sarofim & Co. from acting as investment adviser and sub-investment adviser, respectively, and reviewed the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's and Sarofim & Co.'s profitability with respect to the fund as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by the Manager and Sarofim & Co., respectively, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager or Sarofim & Co. may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the Manager's and Sarofim & Co.'s respective profitability percentages for managing the fund were not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Investment Advisory Agreement and Sub-Investment Advisory Agreement. Based on the discussions and considerations described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and Sarofim & Co. are adequate and appropriate.

- The Board noted that the fund's recent short-term performance had improved, but remained concerned with the fund's longer-term performance. However, the Board understood that the fund's performance was consistent with Sarofim & Co.'s investment approach during all periods, which involves investments in high quality mega-cap companies, and that, for a period of time, such companies have been out of favor but appear to have come back into favor recently. While management assured the Board members that portfolio management had been consistent with the strategy description in fund materials and Sarofim & Co.'s stated investment style, the Board determined to continue to closely monitor performance.

- The Board concluded that the fee paid by the fund to the Manager and Sarofim & Co. were reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to the Manager or Sarofim & Co. and their affiliates in connection with the management of the fund had been adequately considered by the Manager and Sarofim & Co. in connection with the advisory fee rates charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Investment Advisory Agreement and Sub-Investment Advisory Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

Clifford L. Alexander, Jr. (73)
Board Member (1981)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 67

David W. Burke (70)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 81

Peggy C. Davis (63)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

Diane Dunst (67)
Board Member (2006)

Principal Occupation During Past 5 Years:

• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 32

Ernest Kafka (74)
Board Member (1981)

Principal Occupation During Past 5 Years:

• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 32

Nathan Leventhal (63)
Board Member (1989)

Principal Occupation During Past 5 Years:

• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

Other Board Memberships and Affiliations:

• Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 32

Jay I. Meltzer (78)
Board Member (2006)

Principal Occupation During Past 5 Years:

• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 32

Daniel Rose (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 41

————————

Warren B. Rudman (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Allied Waste Corporation, Director
• Raytheon Company, Director
• Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 41

————————

Sander Vanocur (78)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 41

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Appreciation Fund, Inc.
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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